SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 23, 2011

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time
IMMEDIATE

Date
23 June 2011

Number
18/11

FURTHER INVESTMENT IN THE JANSEN POTASH PROJECT

BHP Billiton announced today approval for US$488 million of further investment to support development of the Jansen Potash Project in Saskatchewan, Canada. This additional pre-commitment capital will fund site preparation and the procurement of long lead time items during the project’s feasibility study. The funding will also enable BHP Billiton to develop the first 350 metres of the production and service shafts should Government approvals be received.

Today’s announcement takes BHP Billiton’s investment in Jansen to $1.2 billion and the total dedicated to Saskatchewan to almost $2 billion (including acquisitions), reflecting the company’s commitment to develop a world class potash business in the province.

In February 2011, BHP Billiton announced progression of the Jansen Potash Project into the feasibility study phase. On site, the company has constructed the refrigeration centre and drilled more than 55,000 metres of wells to complete the 89 freeze holes and monitoring wells required for the production and service shafts. Based on the current schedule, Jansen is expected to start producing saleable potash from its 3,370 million tonne in-situ Mineral Resource in calendar year 2015. The project is designed to ultimately produce approximately 8 million tonnes per annum (mtpa) of agricultural grade potash with an estimated 70-year mine life.

BHP Billiton also continues to study other potential projects in the Saskatchewan potash basin and will start drilling at Melville in July 2011, having undertaken 2D and 3D seismic surveys of the project area. The Boulder and Young projects continue to progress as do other studies in the area. While the full size and potential of these development options have yet to be confirmed, BHP Billiton believes its Saskatchewan potash business could reach an annual production capacity of more than 16mtpa.

BHP Billiton Diamonds and Specialty Products President Tim Cutt said: “We continue to make good progress at Jansen and at our other potash projects in Saskatchewan. At Jansen we remain focused on the ground freezing process ahead of sinking the production and service shafts, and we continue to work with the provincial Government to secure the necessary environmental approvals. We look forward to increasing our presence in Saskatchewan as we relocate our Canadian headquarters to Saskatoon, our project pipeline matures and as we develop a significant and scalable potash business.”

Mineral Resources:

This release includes information on Mineral Resources, which is based on information prepared by the relevant Competent Persons as named in the June 2010 Annual Report, and reported under the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’(JORC Code). The Competent Persons verify that this release is based on and fairly reflects the information in the supporting documentation and agree with the form and context of the Mineral Resources presented. The Competent Persons are full time employees of BHP Billiton unless otherwise noted and have the required qualifications and experience to estimate and report Mineral Resources under the JORC Code. The relevant details of the Competent Persons, and the Mineral Resources broken down into Measured, Indicated and Inferred categories can be found at: http://www.bhpbilliton.com.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia: Investor Relations
Brendan Harris, Investor Relations
Tel: +61 3 9609 4323 Mobile: +61 437 134 814
email: Brendan.Harris@bhpbilliton.com

Andrew Gunn, Investor Relations
Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Andrew.Gunn@bhpbilliton.com

Australia: Media Relations
Samantha Stevens, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Stevens@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin, Media Relations
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

United Kingdom & Americas
Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Americas
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : June 23, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary